UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2006

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

Form 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Minefinders Corporation Ltd. (the “Company”)

2288 - 1177 West Hastings Street

Vancouver, BC V6E 2K3

Item 2.	Date of Material Change

May 9, 2006

Item 3.	News Release

The News Release dated May 9, 2006 was forwarded to The Toronto Stock Exchange and The American Stock Exchange and was disseminated through CCN Matthews Canadian and U.S. Timely Disclosure.

A copy of the News Release is attached as Schedule “A”.

Item 4.	Summary of Material Change

The Company announced that the Mexican Environmental Agency, SEMERNAT, has now approved the Company’s Environmental Impact Statement (Manifestación de Impacto Ambiental) and associated Change Of Land Use, clearing the way for construction and mining operations at its planned Dolores gold and silver mine.

Item 5.	Full Description of Material Change

For a full description of the material change, see Schedule “A”.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

Mark H. Bailey

President and Chief Executive Officer

604.687.6263

Item 9.	Date of Report

Dated at Vancouver, BC, this 9th day of May, 2006.

SCHEDULE “A”

MINEFINDERS CORPORATION LTD.	Suite 2288-1177 West Hastings St.
Vancouver, B.C. V6E 2K3
Tel. (604) 687-6263
Listed on the TSX symbol: MFL	Fax (604) 687-6267
Traded on AMEX symbol: MFN	website: www.minefinders.com

N E W S  R E L E A S E

May 9, 2006

MINEFINDERS RECEIVES DOLORES ENVIRONMENTAL PERMITS

VANCOUVER, BRITISH COLUMBIA - Minefinders Corporation Ltd. (the “Company”) (TSX: MFL / AMEX: MFN) announces that the Mexican Environmental Agency, SEMERNAT, has now approved the Company’s Environmental Impact Statement (Manifestación de Impacto Ambiental) and associated Change Of Land Use, clearing the way for construction and mining operations at its planned Dolores gold and silver mine.

Company President, Mark Bailey, commented: “These approvals are the culmination of several years of hard work on environmental compliance at our 100% owned Dolores project. With these permits in hand, we can now accelerate construction of the project to meet our goal of pouring gold and silver at Dolores in the third quarter of 2007.”

In associated permitting activity, the Company has reached agreement in principle with the Rio Yaqui irrigation district to obtain the right to 2,000,000 cubic meters per year of surface water. The agreement, which will ensure all of the water required for the life of the project, is expected to be finalized over the next two weeks.

Dolores Construction Update

In anticipation of the receipt of the environmental permits, the Company has been completing detailed engineering, updating the resource model, identifying human resource needs, and constructing the primary access road into the Dolores mine site. Detailed engineering is expected to be complete for almost all project components by June 15. All long-lead items, including the mining fleet and crushers, have now been ordered; and initial bids for earthworks have been received, with ground breaking on the facilities areas expected to occur in the first week of June.

As previously announced, construction of the new mine road, from Yepachic, north to Dolores, started in the fourth quarter of 2005. The road now provides light vehicle access to the site, with the first 60 kilometres completed to full road width. The last 35 kilometres of the road is under final construction, with full heavy vehicle access to Dolores expected by the first week of June, to coincide with the start of earthworks.

Project Hiring

With much of the required project funding now in place (and discussions for the remaining, debt, component well advanced), the Company has now hired Shaun Ball, as its Senior Mining Engineer. Mr. Ball has extensive mine design experience and is an important addition to the Dolores team. The Company also expects to complete the engagement of a senior procurement manager, with extensive experience in Latin America, within the next two weeks. Candidates for several other key construction and operations positions are being identified and the positions will be filled as required.

Continuing Planning and Resource-Expansion Drilling

Separately, mine plan optimization studies are ongoing and will continue throughout the construction period. In addition, the Company has now commenced a 35,000 metre resource-expansion drilling program, directed at previously-discovered mineralized zones outside the current mine plan and at untested targets. Mineralization at Dolores remains open in all directions and there is considerable potential to increase project gold and silver resources.

Quality Assurance and Control

Mark Bailey MSc., P.Geo. is a “qualified person”, as that term is defined in NI 43-101of the Canadian Securities Administrators, and is responsible for the contents of this news release.

MINEFINDERS CORPORATION LTD.

Mark H. Bailey

President and Chief Executive Officer

For further information please visit our website at www.minefinders.com, or contact the Company by telephone toll free at: (866) 687-6263 or by fax at: (604) 687-6267

Safe Harbor Statement under the United States Private Securities Litigation Act of 1995: Statements in this release that are forward-looking, including statements relating to the potential growth in size of the Company’s mineral reserves and resources, and the timing of the commencement of construction at, the conclusion of agreements relating to, the hiring of employees for, and the commencement of mining operations at the Company’s Dolores project, are subject to various risks and uncertainties that are beyond the control of the Company, including those risks described in the Company’s periodic filings with the Ontario Securities Commission and the U. S. Securities Exchange Commission (“SEC”) and subsequent events may vary significantly from those contemplated by these statements. These forward looking statements represent management’s best judgment as of the date hereof, based on information currently available. The Company does not intend to update this information and disclaims any legal liability to the contrary.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date May 9, 2006
By: /s/ Paul C. MacNeill Paul C. MacNeill, Director